FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 15, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Holding(s) in Company dated May 15, 2003






                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.  Name of company.

    BRITISH ENERGY PLC

2.  Name of shareholder having a major interest.

    BRANDES INVESTMENT PARTNERS (BRANDES)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2. Above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

    NON BENEFICAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

    APPROX 340 CUSTODIAN BANKS - NO DETAILS KNOWN OF INDIVIDUAL HOLDINGS

5.  Number of shares/amount of stock acquired.

    NOT DISCLOSED

6.  Percentage of issued class.

    NOT DISCLOSED

7.  Number of shares/amount of stock disposed.

    NOT DISCLOSED

8.  Percentage of issued class.

    NOT DISCLOSED

9.  Class of security.

    44 28/43p ORDINARY SHARES/AMERICAN DEPOSITORY RECEIPTS

10. Date of transaction.

    12 MAY 2003

11. Date company informed.

    13 MAY 2003

12. Total holding following this notification.

    20,812,982 ORDINARY SHARES
    364,673 AMERICAN DEPOSITORY RECEIPTS

13. Total percentage holding of issued class following this notification.

    7.8%

14. Any additional information.

    NONE

15. Name of contact and telephone number for queries.

    PAUL HEWARD - TEL 01355 262201

16. Name and signature of authorised company official responsible for making this notification.

    PAUL HEWARD

17. Date of notification.

    15 MAY 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 15, 2003                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations